Exhibit 99.1

BriaCell Announces Closing of Over-Allotment Option in Connection with U.S. Public Offering, Bringing Total Gross Proceeds to US$28.7 Million

BERKELEY, Calif. and VANCOUVER, British Columbia, April 12, 2021 (GLOBE NEWSWIRE) -- BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, today announced that it has completed the sale of an additional 882,352 shares at the public offering price of US$4.24 per share pursuant to the underwriter’s over-allotment option granted in connection with the Company’s recent public offering, resulting in additional gross proceeds of approximately US$3.7 million. After giving effect to the full exercise of the over-allotment option, the total gross proceeds for the public offering increased to approximately US$28.7 million.

ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book-running manager for the offering.

The Company intends to use the net proceeds to fund clinical trials and research and development and for general working capital and general corporate purposes.

A registration statement on Form F-1 (File No. 333-234292) relating to the offering was filed with the Securities and Exchange Commission (“SEC”) and declared effective on February 23, 2021. The offering was made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, or by email at prospectus@think-equity.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at http://www.sec.gov.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer.

For additional information on BriaCell, please visit: https://briacell.com/.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s SEC filings. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com